UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 1-9936

EDISON 401(K) SAVINGS PLAN
(Full Title of the Plan)

EDISON INTERNATIONAL
(Name of Issuer)

2244 Walnut Grove Avenue (P.O. Box 976), Rosemead, California 91770
(Address of principal executive office)

Edison 401(k) Savings Plan
____________________________________________________________________________________________________

Financial Statements and Supplemental Schedule
As of December 31, 2016 and 2015 and for the Year Ended December 31, 2016

Note: All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Southern California Edison Company Benefits Committee
Edison 401(k) Savings Plan
Rosemead, California

We have audited the accompanying statements of net assets available for plan benefits of the Edison 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for plan benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Costa Mesa, California

June 28, 2017

Financial Statements
____________________________________________________________________________________________________

Statements of Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

	December 31,
(in thousands)	2016	2015
Assets
Investments, at fair value	$4,030,786	$3,799,114
Receivables
Notes receivable from participants	84,033	87,024
Dividends receivable	5,051	5,029
Receivable from brokers and other	2,284	1,461
Total receivables	91,368	93,514
Total assets	4,122,154	3,892,628

Liabilities
Payable to brokers and other	62,501	35,735
Total liabilities	62,501	35,735

Net assets available for plan benefits	$4,059,653	$3,856,893

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

(in thousands)	For year ended December 31, 2016
Additions
Investment income
Dividends	$30,083
Interest income and other	9,998
Net appreciation in fair value of investments	335,164
Total investment income	375,245
Management fees	(7,176)
Net investment income	368,069
Interest income on notes receivable from participants	3,551
Contributions
Employer contributions, net of forfeitures	69,115
Participant and rollover contributions	133,451
Total net contributions	202,566
Total additions	574,186

Deductions
Distributions to participants	371,426
Total deductions	371,426

Net increase	202,760
Net assets available for plan benefits
Beginning of year	3,856,893
End of year	$4,059,653

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
1. Plan Description
The following description of the Edison 401(k) Savings Plan (the “Plan”) provides only general information. The Plan sponsor is the Southern California Edison Company (the “Plan Sponsor”). Participants should refer to the summary plan description and Plan document, as amended, for a more complete description of the Plan's provisions.
Nature of Plan
Eligibility
The Plan is a defined-contribution plan with a 401(k) feature, in which qualifying full-time and part-time employees of Edison International (the “Company”) and many of its subsidiary companies are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. An employee, as defined by the Plan document, is eligible to participate in the Plan immediately upon employment.
Contributions

Subject to statutory limits, all participants may defer pre-tax and after-tax dollars up to 84% of eligible pay. Participating employers provide matching contributions up to 6% of a participant's eligible pay. The Company allows employees who have attained age fifty before the close of a Plan year to make catch up contributions subject to Internal Revenue Service (“IRS”) limitations. The Plan also accepts rollover contributions from other qualified plans. Effective September 24, 2015 for employees represented by International Brotherhood of Electrical Workers (IBEW) and effective March 4, 2016 for non-represented employees, employees hired on or after December 31, 2017 will receive fixed profit sharing contributions in addition to the matching contributions mentioned above.

Vesting

Participants immediately vest in their contributions plus actual earnings thereon. Employer contributions plus actual earnings thereon vest at a rate of 20% per year. After five years of service or reaching age 65, all existing and future employer contributions and their related earnings are fully vested.

Forfeitures

At December 31, 2016 and 2015, the unused portion of forfeited non-vested accounts totaled $6,000 and $17,000, respectively. These accounts are used to reduce future employer contributions. During 2016, employer contributions were reduced by $824,000 from forfeited non-vested accounts.

Plan Trust

Plan assets are held in a trust with State Street Bank and Trust Company (the “Trustee”) for the benefit of participants and their beneficiaries. The mutual covenants to which the Plan Sponsor and the Trustee agree are disclosed in the trust agreement between the Plan Sponsor and the Trustee.

Plan Administration

The Plan is administered by the Southern California Edison Company Benefits Committee (the “Plan Administrator”) and Conduent Inc. is the Plan's record keeper. The Plan provides to participants a detailed description of each investment fund choice and lists the respective investment manager.

Administrative and Investment Expenses

The Plan Sponsor pays the cost of administering the Plan, including fees and expenses of the Trustee and record keeper. The fees, taxes and other expenses incurred by the Trustee or investment managers in making investments are paid out of the applicable investment funds. These expenses also include brokerage fees for sales or purchases of Edison International Common Stock on the open market. No additional costs are incurred in connection with sales of Edison International Common Stock within the trust or the transfer of assets between funds.

Mutual funds pay fees to the Plan record keeper for administrative services to participants that would otherwise have to be provided by the mutual funds. The majority of fees received by the Plan record keeper are used to reduce the record keeping and communication expenses of the Plan paid by the Plan Sponsor. See Note 7 for a discussion of related party transactions.
Participant Accounts
Each participant account is adjusted for certain activities, including participant's contribution, the employer's contribution, distributions, loan activities, if applicable, and allocation of investment earnings (losses). Allocation of earnings (losses) and expenses is based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.
Notes Receivable from Participants
Participants may borrow from the vested portion of their account, a minimum of $1,000 to a maximum of $50,000, with certain restrictions. Loan transactions are treated as transfers from (to) the investment fund to (from) participant loans. Loan terms range from one to four years for general purpose loans or up to 15 years for the purchase of a primary residence. Loans bear interest at the prime rate in effect at time of loan issuance plus one percent. Interest rates on outstanding loans range from 4.25% to 9.26% as of December 31, 2016 and mature on various dates through January 2032. Principal and interest are paid ratably through payroll deductions. Some separated participants may repay loan obligations directly, rather than through payroll deductions. Participant loans amounted to approximately $84,033,000 and $87,024,000 as of December 31, 2016 and 2015, respectively.
Distributions to Participants
Account balances are distributed as soon as practicable after a participant dies, becomes entitled to and requests a distribution, or terminates employment with an account balance of $5,000 or less. Participants may otherwise delay distribution, subject to the minimum distribution requirements under Internal Revenue Code (“IRC”) Section 401(a)-(9). Participants may receive lump sum distributions. An installment form of distribution payment is also available to certain participants. In-service withdrawals may be taken from after-tax contributions, upon attainment of age 59½, or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age 59½. Participants who terminate employment with a vested account balance greater than $1,000 but less than or equal to $5,000 will have their vested account balance automatically rolled over to individual retirement accounts (“IRA”) selected by the Chair or Secretary of the Plan Administrator, unless the participants make a timely distribution election.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements are prepared and presented on the accrual basis of accounting and in conformity with U.S. generally accepted accounting principles (“GAAP”) applicable to employee benefit plans and ERISA.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Risks and Uncertainties
The Plan's investment in Edison International Common Stock amounted to approximately $638,628,000 and $578,765,000 as of December 31, 2016 and 2015, respectively. Such investments represented approximately 16% and 15% of the Plan's net assets as of December 31, 2016 and 2015, respectively. For risks and uncertainties regarding investment in the Company's common stock, participants should refer to the annual report on Form 10-K for the period ended December 31, 2016, and the quarterly report on Form 10-Q for the period ended March 31, 2017 of Edison International.

The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan participates in various investment options that include securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net Appreciation (Depreciation) in Fair Value of Investments
Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
Notes receivable from participants that are in default, as provided in the Plan document, are treated as deemed distributions for active participants, or loan offsets for terminated participants, for tax purposes and also reported as such in the Form 5500. There were $2,000 in deemed distributions in 2016. For the year ended December 31, 2016, $4,704,000 of notes receivable from participants were loan offsets. This amount is included in “Distributions to participants” in the Statements of Changes in Net Assets Available for Plan Benefits.
Distributions to Participants
Distributions to participants, other than notes receivable from participants, are recorded when paid.
New Accounting Guidance
Accounting Guidance Not Yet Adopted
On January 5, 2016, the FASB issued an accounting standards update that amends the guidance on the classification and measurement of financial instruments. The amendments require equity investments (excluding those accounted for under the equity method or those that result in consolidation) to be measured at fair value, with changes in fair value recognized in net income. It also amends certain disclosure requirements associated with the fair value of financial instruments. In addition, the new guidance requires financial assets and financial liabilities to be presented separately in the notes to the financial statements, grouped by measurement category and form of financial asset. This new guidance is effective January 1, 2019. The adoption of this standard is not expected to have a material impact on the Plan’s financial statements.

In June 2016, the FASB issued an accounting standards update to amend the guidance on the impairment of financial instruments. The new guidance adds an impairment model, known as the current expected credit loss model, which is based on expected losses rather than incurred losses. This guidance applies to debt instruments and trade receivables. This guidance is effective on January 1, 2021. The impact of adopting this new guidance is being evaluated.
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (referred to as an “exit price”). Fair value of an asset or liability considers assumptions that market participants would use in pricing the asset or liability, including assumptions about nonperformance risk. The Plan categorizes financial assets and liabilities into a three-level fair value hierarchy based on valuation inputs used to derive fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are:

•
Level 1: The fair value of Level 1 assets and liabilities is determined using unadjusted quoted prices in active markets that are available at the measurement date for identical assets and liabilities;

•
Level 2: Pricing inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument; and

•
Level 3: The fair value of Level 3 assets and liabilities is determined using the income approach through various models and techniques that require significant unobservable inputs. The Plan does not have any Level 3 assets and liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. There were no changes in the valuation methods during 2016 and 2015. Plan assets carried at fair value are described below.
Edison International Common Stock and investments in equity mutual funds are valued at the unadjusted quoted prices in active or highly liquid and transparent markets and are classified as Level 1.
Investments in separately managed accounts (separate accounts) are managed by external investment managers and include the following: Cash and short-term interest bearing investments with initial maturities of three months or less are recorded at cost, plus accrued interest, which approximates fair value. The value of equity investments, real estate investment trusts, and US Treasury investments in separate accounts is based on quoted market prices in active or highly liquid and transparent markets and is therefore classified as Level 1. The fair value of fixed income investments (including asset-backed securities) in separate accounts is based on evaluated prices that reflect significant observable market information but are classified as Level 2 because they trade in markets that are not considered active. Separate accounts also include minor investments in derivative contracts, including options and futures traded in active markets and swap contracts valued at fair value, as determined by the investment managers taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.
The self-directed brokerage accounts contain investments stated at quoted market prices for equities and mutual funds and therefore are classified as Level 1. Fixed income investments in this category are classified as Level 2.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following presents information about the Plan's investments that are measured at fair value on a recurring basis as of December 31, 2016 and 2015, by level within the fair value hierarchy:

	Investments at Fair Value as of December 31, 2016
(in thousands)	Level 1	Level 2	Level 3	NAV [a]	Total
Edison International common stock fund	$635,952	$—	$—	$2,676	$638,628
Money market fund	—	—	—	457,729	457,729
Self-directed brokerage accounts	369,540	7,417	—	—	376,957
Mutual fund	181,527	—	—	—	181,527
Collective investment funds	179,636	—	—	1,594,584	1,774,220
Separate managed funds:
Cash and other short-term investments	—	—	—	15,214	15,214
Mutual funds	2,337	—	—	169	2,506
Fixed income securities [b]	48,563	168,896	—	—	217,459
Common and preferred stocks	345,772	—	—	—	345,772
Other	—	20,774	—	—	20,774
Total separate managed funds	396,672	189,670	—	15,383	601,725
Total investments at fair value	$1,763,327	$197,087	$—	$2,070,372	$4,030,786

	Investments at Fair Value as of December 31, 2015
(in thousands)	Level 1	Level 2	Level 3	NAV [a]	Total
Edison International common stock fund	$575,922	$—	$—	$2,843	$578,765
Money market fund	—	—	—	417,222	417,222
Self-directed brokerage accounts	338,649	2,154	—	—	340,803
Mutual fund	152,627	—	—	—	152,627
Collective investment funds	—	—	—	1,560,181	1,560,181
Separate managed funds:
Cash and other short-term investments	—	—	—	8,607	8,607
Mutual funds	—	—	—	1,806	1,806
Fixed income securities [b]	36,409	172,239	—	—	208,648
Common and preferred stocks	503,702	—	—	—	503,702
Other	11,962	14,791	—	—	26,753
Total separate managed funds	552,073	187,030	—	10,413	749,516
Total investments at fair value	$1,619,271	$189,184	$—	$1,990,659	$3,799,114

[a]
These investments are measured at fair value using the net asset value per share practical expedient and have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statement of Net Assets Available for Plan Benefits.

[b]	The majority of dollar amounts of these securities consist of corporate bonds, U.S. government securities and agency securities including U.S. treasury notes and bonds.
The Plan determines the fair value for transfers in and transfers out of each level at the end of each reporting period. There were no transfers between level 1, 2 or 3 during 2016 and 2015.

Fund Investments Valued at Net Asset per Share as a Practical Expedient
The following table summarizes investments measured at fair value based on NAV per share:

	December 31, 2016
(in thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Money market fund [1]	$475,619	Not applicable	Daily	None
Mutual fund [2]	169	Not applicable	Daily	None
Collective investment funds [3]	1,594,584	Not applicable	Daily	None
Total	$2,070,372

	December 31, 2015
(in thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Money market fund [1]	$428,672	Not applicable	Daily	None
Mutual fund [2]	1,806	Not applicable	Daily	None
Collective investment funds [3]	1,560,181	Not applicable	Daily	None
Total	$1,990,659

[1]
For the year ended December 31, 2016, the combined money market fund investments of $475,619 are all invested in the State Street Money Market Fund, including $15,214 in separate managed funds “Cash and short-term investments,” and $2,676 in the “Edison International common stock fund.” For the year ended December 31, 2015, the combined money market fund investments of $428,672 are all invested in the State Street Money Market Fund, including $8,607 in separate managed funds “Cash and short-term investments,” and $2,843 in the “Edison International common stock fund.”

The State Street Money Market Fund seeks to provide safety of principal, daily liquidity and a competitive yield over the long term. The fund invests in a diversified portfolio of securities including securities guaranteed by the U.S. Government or its agencies; debt securities of domestic or foreign corporations, mortgage-backed and other asset-backed securities, municipal bonds, structured notes, loan participations, revolving credit facilities, repurchase agreements and bank certificates of deposit.

[2]	The investment objective of the bond mutual fund within the separately managed accounts is to seek maximum current income, consistent with preservation of capital and daily liquidity.

[3]
For the year ended December 31, 2016, collective investment funds consist of fixed income index funds that seek to track the Barclays Capital Aggregate Bond Index, equity index funds that seek to track the performance of the Standard and Poor's 500 index, the Russell 1000 value index, the Russell 2500 index, and the MSCI AC World Index (excluding the U.S.). For the year ended December 31, 2015, collective investment funds consist of fixed income index funds that seek to track the Barclays Capital Aggregate Bond Index, equity index funds that seek to track the performance of the Standard and Poor's 500 index, the Russell 1000 growth index, the Russell 2500 index, the MSCI AC World Index (excluding the U.S.), and a fund that invests in inflation-index bonds issued by the U.S. Treasury.

4. Investment Elections
The Trustee invests contributions in accordance with participant instructions.
Participants may elect changes to their investment mix effective each business day, with certain restrictions. The Plan imposes a seven-day trading restriction for most participants that applies to all funds except the Edison International Common Stock Fund. Reallocation elections are also subject to trading restrictions, redemption fees, or other measures imposed by investment fund managers. Participants may effect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.
5. Investment Options
The transfer of a participant's investment from one fund to any other fund is based on the net asset value of the units allocated to the participant's account, as of close of market on the date of transfer.
As of December 31, 2016, all participants were able to choose from among 18 investment fund offerings. These investment funds consisted of the following:

•
Tier 1 – Ten Target Date Funds: Premixed allocation of stocks, bonds and cash. Each Target Date fund is built from a combination of the Tier 2 core funds and designed to be more conservative over time as each fund approaches its target date.

•
Tier 2 – Edison International Common Stock Fund and Seven Institutional Funds representing a range of asset classes: large and small U.S. stocks (including Edison International Common Stock), cash equivalents, non-U.S. stocks, real assets and fixed income instruments, with varying degrees of risk and return.

•
Tier 3 – Self-Directed Brokerage Accounts: Allows participants to select investments from among thousands of publicly traded securities including individual equities, mutual funds, fixed income products, exchange traded funds, real estate investment trusts, and taxable unit investment trusts.

The Plan Sponsor's Trust Investment Committee may direct the Trustee to establish new investment funds or discontinue existing ones as well as change the investment medium for each investment fund. Participants should refer to the summary plan description for a more complete discussion of the various investment options.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(in thousands)	2016	2015
Net assets available for plan benefits per the financial statements	$4,059,653	$3,856,893
Less: Amounts allocated to withdrawing participants	(1,662)	(223)
Net assets available for plan benefits per the Form 5500	$4,057,991	$3,856,670

The following is a reconciliation of total deductions per the financial statements to the Form 5500:
(in thousands)		For year ended December 31, 2016
Total deductions per the financial statements		$371,426
Add: Amounts allocated to withdrawing participants at December 31, 2016		1,662
Less: Amounts allocated to withdrawing participants at December 31, 2015		(223)
Benefits paid to participants per the Form 5500		$372,865
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.
7. Related-Party Transactions
Certain Plan investments, including investments held in the trust, are shares of funds managed by the Trustee. The Plan also invests in the Edison International Common Stock Fund and receives services from the Plan Sponsor. In addition, the Plan issues loans to participants, see "Notes Receivable from Participants" in Note 1 for more details. These transactions qualify as party-in-interest transactions under ERISA.
The Money Market Fund is managed by State Street Bank and Trust Company, which also serves as the Plan's Trustee. Fees earned by the Trustee in its capacity as fund manager for the Plan were $225,000 for 2016 and were reported as “Management fees” on the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan's investment options include the Company's Common Stock as a fund option. See Note 2 for a discussion of the amount of the Plan's investment in the Company's Common Stock. In addition, State Street Global Advisors, an affiliate of State Street Bank and Trust Company, is the investment manager of the Edison International Common Stock Fund. Fees earned by State Street Global Advisors in its capacity as the investment manager of the Edison International Common Stock Fund were $104,000 for 2016 and were reported as “Management fees” on the Statement of Changes in Net Assets Available for Plan Benefits.
Certain investment fund managers have provided credits to Conduent Inc. of $427,000 for administrative and other services rendered to the Plan by the Plan Sponsor. These credits were used to reduce Conduent Inc.’s charge to the Plan Sponsor for services provided to the Plan.

See Note 10 below regarding Edison International Common Stock Fund dividend payments.
8. Plan Termination
Although it has not expressed intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The Trust will continue after termination until all Trust assets have been distributed to participants and their beneficiaries.
9. Tax Status
The IRS has determined and informed the Plan Sponsor by a letter dated February 28, 2017 that the Plan and related trust are designed in accordance with the applicable qualification sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan, as amended, is designed in compliance with the applicable qualification requirements of the IRC, and that the Plan continues to be tax exempt. In addition, the Plan Administrator is not aware of any unaddressed operational issues for which corrective action is not being taken that will prevent the continuation of the Plan's qualified tax status.
Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no tax audits relative to the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2013.
10. Employee Stock Ownership Plan
The Edison International Common Stock Fund constitutes an employee stock ownership plan that allows for the current distribution of dividends to the accounts of all participants through the Plan. Such distributions amounted to approximately $2,628,000 for the year ended December 31, 2016. On December 8, 2016, the Board of Directors of Edison International declared a common stock dividend of $0.5425 per share which was paid on January 31, 2017 to the shareholders of record as of December 30, 2016. As the record date was at year end, dividend income of $0.5425 per share amounting to approximately $4,778,000 was accrued and included in “Dividends receivable” in the accompanying financial statements at December 31, 2016. For the year ended December 31, 2015, $4,669,000 was accrued in dividend receivable and paid on January 31, 2016.

Supplemental Schedule
____________________________________________________________________________________________________

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

			EIN: 95-1240335
			Plan Number: 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost**	Current Value (in thousands)
Edison International common stock fund
*	Edison International	Common stock - no par value		$638,628
Money market fund
*	State Street Bank & Trust Co.	Money market fund - collective instrument in the State Street Bank short-term income fund		457,729
Investment funds
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund		738,076
	PIMCO***	Separate managed account in the core bond fund		148,208
	BlackRock Global Investors	Collective investment in the core bond fund		98,760
	Dodge & Cox***	Separate managed account in the core bond fund		101,832
	Harding Loevner	Collective investment in the core international stock fund		171,005
	Dodge & Cox	Mutual fund in the core international stock fund		181,527
	BlackRock Global Investors	Collective investment in the core international stock fund		170,220
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index (large company stock) fund		152,738
	BlackRock Global Investors	Collective investment in the core U.S. large company stock fund		156,449
	Westwood Group***	Separate managed account in the core U.S. small-medium company stock fund		51,158
	Jackson Square Partners***	Separate managed account in the core U.S. small-medium company stock fund		49,651
	BlackRock Global Investors	Collective investment in the core U.S. small-medium company stock fund		109,894
	Next Century***	Separate managed account in the core U.S. small-medium company stock fund		49,269
	AJO Partners***	Separate managed account in the core U.S. small-medium company stock fund		55,458
	Loomis Sayles***	Separate managed account in the core U.S. large company stock fund		146,149
	Blackrock Global Investors	Collective Investment in core real assets fund		72,467
	Blackrock Global Investors	Collective Investment in global real estate investment trust fund		24,211
	Blackrock Global Investors	Collective Investment in short term treasury inflation protected securities fund		57,790
	Blackrock Global Investors	Collective Investment in the commodities fund		22,610
		Total common collective and separate managed funds		2,557,472
Self-directed brokerage accounts
	Charles Schwab	Self-directed brokerage accounts		376,957
		Total investments		4,030,786
Notes receivable from participants
*	Notes receivable from participants	Loans with maturities varying from one to four years (or up to 15 years for purchase of a primary residence) and interest rates of 4.25% to 9.26%		84,033
		Total		$4,114,819

*	Party-in-interest

**	Investments are participant-directed; therefore, disclosure of cost is not required.
*** See investment details of the separate managed investments in the appendix of the Schedule of Assets.

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	ABBOTT LABORATORIES SR UNSECURED 11/19 2.35	$200
		ABBVIE INC SR UNSECURED 05/23 2.85	291
		AETNA INC SR UNSECURED 11/24 3.5	558
		AIR LEASE CORP SR UNSECURED 09/23 3	287
		AIR LEASE CORP SR UNSECURED 01/20 2.125	493
		FNMA TBA 30 YR 3 SINGLE FAMILY MORTGAGE	8,034
		FNMA TBA 15 YR 3.5 SINGLE FAMILY MORTGAGE	1,042
		FNMA TBA 30 YR 3.5 SINGLE FAMILY MORTGAGE	5,125
		FNMA TBA 30 YR 3.5 SINGLE FAMILY MORTGAGE	10,234
		FNMA TBA 30 YR 4 SINGLE FAMILY MORTGAGE	6,089
		FNMA TBA 30 YR 4.5 SINGLE FAMILY MORTGAGE	3,008
		ALLY FINANCIAL INC COMPANY GUAR 02/17 5.5	502
		AMERICAN ELECTRIC POWER SR UNSECURED 12/17 1.65	300
		AMERICAN TOWER CORP SR UNSECURED 01/22 2.25	287
		AMERICREDIT AUTOMOBILE RECEIVA AMCAR 2016 1 A2A	121
		AMGEN INC SR UNSECURED 05/19 2.2	655
		MORGAN STANLEY/CASH COLL DOMESTIC MASTER FORWARD	260
		VEREIT OPERATING PARTNER COMPANY GUAR 02/19 3	200
		BANK OF AMERICA CORP SR UNSECURED 05/18 5.65	314
		BANK OF AMERICA CORP SR UNSECURED 01/23 3.3	301
		BANK OF NY MELLON CORP SR UNSECURED 10/23 VAR	305
		BANK OF NOVA SCOTIA COVERED 04/21 1.875	488
		BARCLAYS PLC SR UNSECURED 08/21 3.2	297
		BARCLAYS BANK PLC	800
		BEAR STEARNS ADJUSTABLE RATE M BSARM 2004 10 11A1	399
		CIT GROUP INC SR UNSECURED 02/19 3.875	306
		CSAIL COMMERCIAL MORTGAGE TRUS CSAIL 2015 C3 ASB	513
		COUNTRYWIDE ALTERNATIVE LOAN T CWALT 2004 28CB 5A1	224
		COUNTRYWIDE HOME LOANS CWHL 2004 HYB2 6A	203
		CAPITAL ONE MULTI ASSET EXECUT COMET 2016 A1 A1	301
		CARDINAL HEALTH INC SR UNSECURED 11/19 2.4	504
		CHICAGO IL CHI 01/22 FIXED 5.63	200
		CHICAGO IL CHI 01/42 FIXED OID 7.75	203
		CITIGROUP INC SR UNSECURED 06/19 VAR	302
		CITIGROUP INC SR UNSECURED 09/23 VAR	306
		CITIGROUP MORTGAGE LOAN TRUST CMLTI 2005 8 3A1	260
		CITIGROUP CAPITAL XIII PREFERRED STOCK 10/40 VAR	232
		CONSTELLATION ENERGY GRO COMPANY GUAR 12/20 5.15	324
		CRED SUIS GP FUN LTD COMPANY GUAR 09/22 3.8	605
		CREDIT SUISSE NY	500

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	CROWN CASTLE INTL CORP SR UNSECURED 09/21 2.25	$97
		D.R. HORTON INC COMPANY GUAR 02/20 4	308
		DEUTSCHE BANK AG SR UNSECURED 05/19 VAR	507
		DISH DBS CORP COMPANY GUAR 04/18 4.25	1,436
		ENERGY TRANSFER PARTNERS SR UNSECURED 12/45 6.125	106
		EXPRESS SCRIPTS HOLDING COMPANY GUAR 07/23 3	194
		FREDDIE MAC NOTES 09/18 1.15	499
		FANNIE MAE NOTES 08/19 1.25	298
		FANNIE MAE NOTES 05/18 0.875	100
		FANNIE MAE NOTES 09/18 1.875	101
		FANNIE MAE FNR 2012 55 PC	1,751
		FANNIE MAE FNR 2015 38 DF	212
		FANNIE MAE FNR 2015 87 BF	225
		FNMA POOL 257290 FN 07/18 FIXED 4.5	182
		FHLMC MULTIFAMILY STRUCTURED P FHMS KF11 A	387
		FREDDIE MAC NOTES 10/19 1.25	596
		FNMA POOL 469379 FN 11/21 FIXED 3.14	3,436
		FNMA POOL 471600 FN 06/22 FIXED 2.64	296
		FNMA POOL AH8434 FN 04/41 FIXED 5	15
		FNMA POOL AL1983 FN 05/22 FIXED VAR	491
		FNMA POOL AL5853 FN 05/44 FIXED VAR	692
		FNMA POOL AL8946 FN 08/46 FIXED VAR	2,820
		FNMA POOL AW3558 FN 05/29 FIXED 3	338
		FNMA POOL 654528 FN 12/17 FIXED 4.5	14
		FANNIE MAE FNR 2004 10 ZB	63
		FREDDIE MAC FHR 2882 ZC	14
		FNMA POOL 702657 FN 06/18 FIXED 4.5	33
		FNMA POOL 725236 FN 03/34 FIXED VAR	11
		FNMA POOL 888638 FN 09/37 FIXED VAR	304
		FNMA POOL 894948 FN 08/36 FIXED 6	21
		FNMA POOL 995279 FN 12/38 FIXED VAR	14
		FNMA POOL AE0515 FN 04/40 FIXED VAR	24
		FORD MOTOR CREDIT CO LLC SR UNSECURED 01/18 VAR	501
		FORD MOTOR CREDIT CO LLC SR UNSECURED 01/21 3.2	300
		GENERAL MOTORS FINL CO COMPANY GUAR 09/17 3	303
		GENERAL MOTORS FINL CO COMPANY GUAR 07/21 3.2	198
		GOLDMAN SACHS GROUP INC SR UNSECURED 07/24 3.85	970
		GOLDMAN SACHS GROUP INC SR UNSECURED 12/17 VAR	1,003
		GOVERNMENT NATIONAL MORTGAGE A GNR 2016 H11 F	297
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H16 FM	381

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FB	$192
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FC	571
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H22 FC	472
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H30 FB	582
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H29 FA	752
		HSBC HOLDINGS PLC SR UNSECURED 05/21 2.95	500
		HSBC USA INC SR UNSECURED 08/18 VAR	500
		HARRIS CORPORATION SR UNSECURED 12/20 4.4	316
		HOSPITALITY PROPERTIES T SR UNSECURED 02/21 4.25	207
		IMPAC SECURED ASSETS CORP. IMSA 2006 5 2A	202
		INDYMAC INDA MORTGAGE LOAN TRU INDA 2005 AR1 3A1	391
		INGRAM MICRO INC SR UNSECURED 12/24 5.45	235
		INTL LEASE FINANCE CORP SR UNSECURED 09/17 8.875	105
		INTL LEASE FINANCE CORP SR UNSECURED 03/17 8.75	304
		INTL LEASE FINANCE CORP SR UNSECURED 05/19 6.25	215
		INTL LEASE FINANCE CORP SR UNSECURED 01/22 8.625	240
		JP MORGAN MORTGAGE TRUST JPMMT 2005 A5 2A2	1,015
		JPMORGAN CHASE + CO SR UNSECURED 01/25 3.125	293
		JPMORGAN CHASE + CO SR UNSECURED 03/21 VAR	309
		JPMORGAN CHASE + CO SR UNSECURED 06/21 2.4	396
		KLA TENCOR CORP SR UNSECURED 11/21 4.125	104
		KLA TENCOR CORP SR UNSECURED 11/24 4.65	318
		KINDER MORGAN INC/DELAWA COMPANY GUAR 12/19 3.05	101
		KOREA DEVELOPMENT BANK SR UNSECURED 08/17 3.5	202
		LAM RESEARCH CORP SR UNSECURED 03/25 3.8	501
		MASTR ASSET BACKED SECURITIES MABS 2006 AM1 A3	159
		MERRILL LYNCH MORTGAGE INVESTO MLMI 2003 A2 2A2	68
		MLCC MORTGAGE INVESTORS INC MLCC 2004 G A1	78
		MITSUBISHI UFJ FIN GRP SR UNSECURED 09/21 2.19	486
		MITSUBISHITST+BNK CC	700
		MIZUHO FINANCIAL GROUP SR UNSECURED 09/21 2.273	486
		MIZUHO BANK LTD	300
		MOLSON COORS BREWING CO COMPANY GUAR 07/21 2.1	97
		MORGAN STANLEY SR UNSECURED 05/19 7.3	446
		MORGAN STANLEY SR UNSECURED 10/24 3.7	379
		NATIONAL AUSTRALIA BK/NY SR UNSECURED 07/21 1.875	387
		NATIXIS NY	1,000
		NAVIENT CORP SR UNSECURED 07/21 6.625	317
		NEW JERSEY ST ECON DEV AUTH RE NJSDEV 06/21 FIXED 4.521	307
		NORINCHUKIN BK	500

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	OMEGA HLTHCARE INVESTORS COMPANY GUAR 08/23 4.375	$198
		OWENS CORNING COMPANY GUAR 12/24 4.2	256
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 01/20 5.75	203
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 05/21 8.375	323
		PIMCO FDS PAC INVT MGMT SER HIGH YIELD PORTFOLIO INSTL CL	2,337
		PIMCO FDS SHORT TERM FLTG NAV MUTUAL FUND	169
		PLAINS ALL AMER PIPELINE SR UNSECURED 11/24 3.6	287
		RELX CAPITAL INC COMPANY GUAR 01/19 8.625	225
		REGENCY ENERGY PART/FINA COMPANY GUAR 09/20 5.75	324
		RESIDENTIAL ACCREDIT LOANS, IN RALI 2005 QA1 A1	182
		SLC STUDENT LOAN TRUST SLCLT 2006 2 A5	732
		SLM STUDENT LOAN TRUST SLMA 2005 3 A5	522
		SLC STUDENT LOAN TRUST SLCLT 2010 1 A	76
		SAN FRANCISCO CITY CNTY CA C SFOCTF 11/41 FIXED 6.487	1,870
		SANTANDER BANK NA SR UNSECURED 01/18 VAR	1,076
		SANTANDER UK GROUP HLDGS SR UNSECURED 08/21 2.875	196
		SANTANDER DRIVE AUTO RECEIVABL SDART 2015 4 A2A	27
		SHIRE ACQ INV IRELAND DA COMPANY GUAR 09/21 2.4	580
		SOUTHWESTERN ENERGY CO SR UNSECURED 01/25 6.7	332
		SPRINGLEAF FINANCE CORP COMPANY GUAR 12/19 5.25	403
		SPRINT CAPITAL CORP COMPANY GUAR 05/19 6.9	318
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	12
		STRUCTURED ADJUSTABLE RATE MOR SARM 2004 12 9A	349
		STRUCTURED ADJUSTABLE RATE MOR SARM 2005 2 A2	105
		STRUCTURED ASSET SECURITIES CO SASC 2004 13 2A1	490
		SUMITOMO MITSUI FINL GRP SR UNSECURED 07/21 2.058	484
		SUMITOMO MITSUI FINL GRP SR UNSECURED 10/21 2.442	394
		SUMITOMO MITSUI BKG CORP	500
		SUMITOMO TR & BKNG C	500
		SYNCHRONY FINANCIAL SR UNSECURED 11/17 VAR	302
		TELEFONICA EMISIONES SAU COMPANY GUAR 04/20 5.134	321
		TEVA PHARMACEUTICALS NE COMPANY GUAR 07/23 2.8	284
		THORNBURG MORTGAGE SECURITIES TMST 2006 5 A1	104
		TIME WARNER CABLE LLC SR SECURED 04/19 8.25	562
		UBS AG STAMFORD CT SR UNSECURED 06/17 VAR	801
		UBS AG STAMFORD CT SR UNSECURED 06/20 VAR	300
		TSY INFL IX N/B 04/28 3.625	5,895
		TSY INFL IX N/B 01/25 2.375	2,429
		TSY INFL IX N/B 01/28 1.75	258
		TSY INFL IX N/B 01/29 2.5	543

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	US TREASURY N/B 02/40 4.625	$1,022
		US TREASURY N/B 05/40 4.375	371
		TSY INFL IX N/B 02/42 0.75	101
		US TREASURY N/B 05/42 3	397
		US TREASURY N/B 08/42 2.75	189
		US TREASURY N/B 11/42 2.75	1,322
		US TREASURY N/B 05/43 2.875	193
		US TREASURY N/B 05/44 3.375	4,136
		US TREASURY N/B 08/44 3.125	4,656
		US TREASURY N/B 11/44 3	2,766
		TSY INFL IX N/B 02/45 0.75	483
		US TREASURY N/B 05/45 3	296
		TSY INFL IX N/B 02/46 1	2,008
		US TREASURY N/B 08/26 1.5	1,854
		US TREASURY N/B 08/21 1.125	4,155
		TSY INFL IX N/B 04/19 0.125	104
		TSY INFL IX N/B 01/25 0.25	261
		TSY INFL IX N/B 04/20 0.125	(626)
		US TREASURY N/B 09/22 1.75	687
		US TREASURY N/B 11/21 1.75	6,154
		UNITEDHEALTH GROUP INC SR UNSECURED 12/19 2.3	605
		UNIV OF CALIFORNIA CA REVENUES UNVHGR 07/41 FLOATING VAR	200
		SWAP CCPC BANK OF AMERICA COC SWAP CASH COLLATERAL	220
		VERIZON COMMUNICATIONS SR UNSECURED 09/23 5.15	1,548
		VIACOM INC SR UNSECURED 12/19 2.75	599
		CCBOSHUS6 BANK OF AMERICA CCPC CCBOSHUS6 BANK OF AMERICA CCPC	77
		CCBOSZUS6 BOA CCPC COC CCBOSZUS6 BOA CCPC COC	153
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR11 A1A	32
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR2 2A21	330
		CCBPGTUS0 FWCC BNP USD FORWARDS CASH COLLATERAL USD	453
		ACTAVIS INC COMPANY GUAR 08/19 6.125	328
		WELLS FARGO + COMPANY SR UNSECURED 12/20 2.55	501
		WELLS FARGO MORTGAGE BACKED SE WFMBS 2003 E A1	289
		WELLS FARGO HOME EQUITY TRUST WFHET 2005 2 M5	111
		WELLS FARGO MORTGAGE BACKED SE WFMBS 2005 AR12 1A1	308
		WELLS FARGO BANK NA SR UNSECURED 12/19 VAR	501
		WESTPAC BANKING CORP SR UNSECURED 08/21 2	388
		WILLIAMS PARTNERS LP SR UNSECURED 03/22 3.6	503
		BOA FUTURES COC BOA FUTURES CCBOSXUS1	83
		CCGSCZUS9 GOLDMAN SACH COC ICE CCP CCGSCZUS9 CASH COLL	751

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	EUROSAIL PLC ESAIL 2006 2X A2C REGS	$281
		ALBA PLC ALBA 2006 2 A3B REGS	241
		RMAC SECURITIES PLC RMACS 2006 NS4X A3A REGS	323
		SWAP GOLDMAN SACHS COC SWAP CASH COLLATERAL USD	270
		SWPC02DJ8 CDS USD R F 1.00000	2,310
		SWPC02DJ8 CDS USD P V 03MOTC	(2,300)
		SWPC02J45 CDS USD R F .11000 1 ABX	972
		SWPC02J45 CDS USD P V 01MEVENT 2 ABX	(1,121)
		SWPC02J52 CDS USD R F .11000 1 ABX	278
		SWPC02J52 CDS USD P V 01MEVENT 2 ABX	(320)
		SWPC31H95 CDS USD R F 5.00000 FIX CDXTRANCHE	113
		SWPC31H95 CDS USD P V 03MEVENT FLO CDXTRANCHE	(100)
		SWPC31J02 CDS USD R F 5.00000 FIX CDXTRANCHE	283
		SWPC31J02 CDS USD P V 03MEVENT FLO CDXTRANCHE	(250)
		BWU00D7P7 IRS USD R V 03MLIBOR CCP CME	8,700
		BWU00D7P7 IRS USD P F 2.75000 CCP CME	(8,952)
		BWU00DAF5 IRS USD R V 03MLIBOR SWUV0DAF7 CCPVANILLA	2,800
		BWU00DAF5 IRS USD P F 2.00000 SWU00DAF5 CCPVANILLA	(2,827)
		BWU00DAD0 IRS USD R V 03MLIBOR SWUV0DAD2 CCPVANILLA	5,100
		BWU00DAD0 IRS USD P F 2.25000 SWU00DAD0 CCPVANILLA	(5,154)
		SWPC0AJI6 CDS USD R F 1.00000 FIX CORPORATE	269
		SWPC0AJI6 CDS USD P V 03MEVENT FLO CORPORATE	(300)
		SWPC01RM8 CDS USD R F .08000 1 CMBX	21
		SWPC01RM8 CDS USD P V 01MEVENT 2 CMBX	(21)
		SWPC0BBB7 CDS USD R F 1.00000 FIX CORPORATE	304
		SWPC0BBB7 CDS USD P V 03MEVENT FLO CORPORATE	(300)
		BWU00FAL7 IRS USD R V 03MLIBOR SWUV0FAL9 CCPVANILLA	300
		BWU00FAL7 IRS USD P F 2.50000 SWU00FAL7 CCPVANILLA	(294)
		BWU00FDQ3 IRS USD R V 03MLIBOR SWUV0FDQ5 CCPVANILLA	600
		BWU00FDQ3 IRS USD P F 2.15000 SWU00FDQ3 CCPVANILLA	(593)
		BWU00FLJ0 IRS USD R V 03MLIBOR SWUV0FLJ2 CCPVANILLA	100
		BWU00FLJ0 IRS USD P F 2.50000 SWU00FLJ0 CCPVANILLA	(97)
		SWPC0C0U5 CDS USD R F .50000 1 CMBX	497
		SWPC0C0U5 CDS USD P V 01MEVENT 2 CMBX	(500)
		SWPC0C1D2 CDS USD R F .50000 1 CMBX	685
		SWPC0C1D2 CDS USD P V 01MEVENT 2 CMBX	(700)
		BWU00FA94 IRS USD R V 03MLIBOR SWUV0FA96 CCPVANILLA	4,400
		BWU00FA94 IRS USD P F 2.00000 SWU00FA94 CCPVANILLA	(4,420)
		BWU00H8N2 IRS USD R V 03MLIBOR SWUV0H8N4 CCPVANILLA	25,000
		BWU00H8N2 IRS USD P F 1.50000 SWU00H8N2 CCPVANILLA	(24,881)

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	SWPC0CHQ6 CDS USD R F 1.00000 1 CCPCDX	$2,847
		SWPC0CHQ6 CDS USD P V 03MEVENT 2 CCPCDX	(2,800)
		SWPC0CRI3 CDS USD R F 1.00000 FIX SOVEREIGN	98
		SWPC0CRI3 CDS USD P V 03MEVENT FLO SOVEREIGN	(100)
		SWPC0D819 CDS USD R F 1.00000 FIX SOVEREIGN	591
		SWPC0D819 CDS USD P V 03MEVENT FLO SOVEREIGN	(600)
		BWU00INI4 IRS USD R V 03MLIBOR SWUV0INI6 CCPVANILLA	300
		BWU00INI4 IRS USD P F 2.25000 SWU00INI4 CCPVANILLA	(276)
		BWU00INB9 IRS USD R V 03MLIBOR SWUV0INB1 CCPVANILLA	5,900
		BWU00INB9 IRS USD P F 1.75000 SWU00INB9 CCPVANILLA	(5,586)
		SWPC0CJV3 CDS USD R F 1.00000 FIX SOVEREIGN	394
		SWPC0CJV3 CDS USD P V 03MEVENT FLO SOVEREIGN	(400)
		BWU00IN03 IRS USD R V 03MLIBOR SWUV0IN05 CCPVANILLA	4,800
		BWU00IN03 IRS USD P F 1.25000 SWU00IN03 CCPVANILLA	(4,782)
		BWU00ISZ1 IRS USD R V 03MLIBOR SWUV0ISZ3 CCPVANILLA	3,300
		BWU00ISZ1 IRS USD P F 1.45000 SWU00ISZ1 CCPVANILLA	(3,243)
		SWPC0DDN5 CDS EUR R F 1.00000 FIX CORPORATE	317
		SWPC0DDN5 CDS EUR P V 03MEVENT FLO CORPORATE	(316)
		SWPC0DSY5 CDS EUR R F 1.00000 1 CCPITRAXX	1,924
		SWPC0DSY5 CDS EUR P V 03MEVENT 2 CCPITRAXX	(1,899)
		SWPC0DTU2 CDS USD R F 1.00000 1 CCPCDX	1,472
		SWPC0DTU2 CDS USD P V 03MEVENT 2 CCPCDX	(1,450)
		SWPC0DU30 CDS USD R F 1.00000 1 CCPCORPORATE	302
		SWPC0DU30 CDS USD P V 03MEVENT 2 CCPCORPORATE	(300)
		SWPC0DZ35 CDS USD R F 1.00000 1 CCPCORPORATE	591
		SWPC0DZ35 CDS USD P V 03MEVENT 2 CCPCORPORATE	(600)
		SWPC0E0E7 CDS EUR R F 1.00000 FIX CORPORATE	104
		SWPC0E0E7 CDS EUR P V 03MEVENT FLO CORPORATE	(105)
		SWPC0E0B3 CDS EUR R F 1.00000 FIX CORPORATE	317
		SWPC0E0B3 CDS EUR P V 03MEVENT FLO CORPORATE	(316)
		SWPC0E0D9 CDS EUR R F 1.00000 FIX CORPORATE	104
		SWPC0E0D9 CDS EUR P V 03MEVENT FLO CORPORATE	(105)
		SWPCCDX67 CDS USD R F 5.00000 FIX CDXTRANCHE	56
		SWPCCDX67 CDS USD P V 03MEVENT FLO CDXTRANCHE	(50)
		SWPCCDX75 CDS USD R F 5.00000 FIX CDXTRANCHE	113
		SWPCCDX75 CDS USD P V 03MEVENT FLO CDXTRANCHE	(100)
		SWPC47A4E CDS USD R F 1.00000 FIX CORPORATE	99
		SWPC47A4E CDS USD P V 03MEVENT FLO CORPORATE	(100)
		SWPC7DAF8 CDS USD R F 1.00000 FIX CORPORATE	99
		SWPC7DAF8 CDS USD P V 03MEVENT FLO CORPORATE	(100)

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	SWPC0E4G8 CDS USD R F 5.00000 1 CCPCORPORATE	$216
		SWPC0E4G8 CDS USD P V 03MEVENT 2 CCPCORPORATE	(200)
		SWPC0EAN6 CDS USD R F 5.00000 1 CCPCORPORATE	108
		SWPC0EAN6 CDS USD P V 03MEVENT 2 CCPCORPORATE	(100)
		BWU00IN78 IRS USD R V 03MLIBOR SWUV0IN70 CCPVANILLA	2,600
		BWU00IN78 IRS USD P F 1.50000 SWU00IN78 CCPVANILLA	(2,542)
		SWPC0E882 CDS USD R F 1.00000 1 CCPCORPORATE	203
		SWPC0E882 CDS USD P V 03MEVENT 2 CCPCORPORATE	(200)
		SWPC0DQH4 CDS USD R F 1.00000 1 CCPCORPORATE	302
		SWPC0DQH4 CDS USD P V 03MEVENT 2 CCPCORPORATE	(300)
		SWPC0EE85 CDS EUR R F 1.00000 1 CCPCORPORATE	319
		SWPC0EE85 CDS EUR P V 03MEVENT 2 CCPCORPORATE	(316)
		SWPC0EN28 CDS USD R F 1.00000 FIX SOVEREIGN	196
		SWPC0EN28 CDS USD P V 03MEVENT FLO SOVEREIGN	(200)
		SWPC0EHW9 CDS EUR R F 1.00000 1 CCPCORPORATE	318
		SWPC0EHW9 CDS EUR P V 03MEVENT 2 CCPCORPORATE	(316)
		90DAY EUR FUTR DEC17 XCME 20171218	(1,723)
		90DAY EUR FUTR SEP17 XCME 20170918	(10,111)
		90DAY EUR FUTR MAR18 XCME 20180319	(1,230)
		90DAY EUR FUTR SEP18 XCME 20180917	(4,906)
		90DAY STERLING FU SEP17 IFLL 20170920	(1,999)
		317U393M9 IRO USD 5Y P 2.25000 OCT19 2.25 PUT	(271)
		317U394M8 IRO USD 30Y P 2.5400 OCT19 2.54 PUT	206
		317U516M1 IRO USD 5Y P 2.75000 NOV19 2.75 PUT	(180)
		317U517M0 IRO USD 30Y P 2.9000 NOV19 2.90 PUT	139
		317U540M1 IRO USD 2Y C 1.65000 NOV18 1.65 CALL	21
		317U541M0 IRO USD 10Y C 2.0000 NOV18 2 CALL	(20)
		317U550M8 IRO USD 10Y GLM FEB17 2.4 PUT	(2)
		317U724M9 IRO USD 5Y P 3.75000 DEC19 3.75 PUT	(45)
		317U725M8 IRO USD 30Y P 3.6300 DEC19 3.63 PUT	45
		ROYAL BK OF SCOTLAND PLC SUBORDINATED REGS 03/22 VAR	203
		KBC BANK NV SUBORDINATED REGS 01/23 VAR	211
		WIND ACQUISITION FIN SA SR SECURED REGS 07/20 VAR	211
		REALKREDIT DANMARK COVERED 04/17 1	2,319
		90DAY STERLING FU MAR18 IFLL 20180321	(5,993)
		US 5YR NOTE (CBT) MAR17 XCBT 20170331	16,355
		US LONG BOND(CBT) MAR17 XCBT 20170322	1,055
		US 10YR NOTE (CBT)MAR17 XCBT 20170322	6,835
		AUBURN SECURITIES PLC AUBN 5 A2 REGS	189
		TESCO PLC SR UNSECURED 03/23 5	533

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	BLUESTONE SECURITIES PLC BLST 2006 1 A1 REGS	$312
		NEWGATE FUNDING PLC NGATE 2006 3X A3A REGS	295
		COOPERATIEVE RABOBANK UA JR SUBORDINA REGS 11/49 VAR	513
		VALEANT PHARMACEUTICALS COMPANY GUAR REGS 05/23 4.5	152
		CANADIAN DOLLAR	1
		EURO CURRENCY	21
		POUND STERLING	142
		NEW ISRAELI SHEQEL	1
		JAPANESE YEN	1
		Total PIMCO	$148,208

	Dodge & Cox	TIME WARNER INC COMPANY GUAR 04/31 7.625	644
		TIME WARNER INC COMPANY GUAR 05/32 7.7	366
		AT+T CORP COMPANY GUAR 11/31 8.25	139
		AT+T INC SR UNSECURED 02/39 6.55	579
		AT+T INC SR UNSECURED 05/25 3.4	410
		AT+T INC SR UNSECURED 05/46 4.75	142
		AT+T INC SR UNSECURED 02/47 5.65	214
		ACTAVIS FUNDING SCS COMPANY GUAR 03/22 3.45	279
		ACTAVIS FUNDING SCS COMPANY GUAR 03/25 3.8	200
		AT+T INC SR UNSECURED 09/40 5.35	180
		BNP PARIBAS COMPANY GUAR 10/24 4.25	1,028
		BAC CAPITAL TRUST XI LIMITD GUARA 05/36 6.625	608
		BANK OF AMERICA CORP SR UNSECURED 06/19 7.625	466
		BANK OF AMERICA CORP SR UNSECURED 07/20 5.625	302
		BANK OF AMERICA CORP SUBORDINATED 08/24 4.2	494
		BARCLAYS PLC SUBORDINATED 09/24 4.375	496
		BOSTON PROPERTIES LP SR UNSECURED 05/21 4.125	634
		BOSTON PROPERTIES LP SR UNSECURED 09/23 3.125	343
		BURLINGTN NORTH SANTA FE SR UNSECURED 06/21 4.1	959
		CIGNA CORP SR UNSECURED 06/20 5.125	569
		CIGNA CORP SR UNSECURED 03/41 5.875	172
		CALIFORNIA ST CAS 10/39 FIXED 7.3	248
		CALIFORNIA ST CAS 03/40 FIXED 7.625	1,428
		CAPITAL ONE FINANCIAL CO SR UNSECURED 07/21 4.75	784

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	CAPITAL ONE FINANCIAL CO SR UNSECURED 02/25 3.2	$267
		CAPITAL ONE FINANCIAL CO SUBORDINATED 10/25 4.2	251
		CHASE ISSUANCE TRUST CHAIT 2015 A2 A2	602
		CITIGROUP CAPITAL XIII PREFERRED STOCK 10/40 VAR	945
		COMCAST CORP COMPANY GUAR 02/18 5.875	262
		CONOCOPHILLIPS COMPANY COMPANY GUAR 11/24 3.35	969
		COX COMMUNICATIONS INC SR UNSECURED 08/28 6.8	625
		DOMINION RESOURCES INC JR SUBORDINA 04/21 VAR	156
		DOMINION RESOURCES INC JR SUBORDINA 07/19 VAR	127
		DOMINION RESOURCES INC JR SUBORDINA 10/54 VAR	487
		DOW CHEMICAL CO/THE SR UNSECURED 11/29 7.375	361
		DOW CHEMICAL CO/THE SR UNSECURED 05/39 9.4	388
		ERP OPERATING LP SR UNSECURED 12/21 4.625	98
		ERP OPERATING LP SR UNSECURED 04/23 3	567
		FED HM LN PC POOL G30689 FG 07/32 FIXED 4.5	2,543
		FED HM LN PC POOL G01976 FG 12/33 FIXED 6	116
		FED HM LN PC POOL G07338 FG 10/38 FIXED 6	98
		FED HM LN PC POOL G07480 FG 05/39 FIXED 6	532
		FED HM LN PC POOL G07598 FG 11/43 FIXED 4.5	141
		FED HM LN PC POOL G07857 FG 04/40 FIXED 4.5	1,798
		FED HM LN PC POOL G12511 FG 02/22 FIXED 6	461
		FED HM LN PC POOL G13824 FG 12/24 FIXED 5.5	404
		FED HM LN PC POOL G14585 FG 10/26 FIXED 4	502
		FED HM LN PC POOL G14678 FG 12/26 FIXED 4	145
		FED HM LN PC POOL G15257 FG 05/27 FIXED 4	207
		FED HM LN PC POOL 1G2201 FH 09/37 FLOATING VAR	85
		FED HM LN PC POOL 849254 FH 01/42 FLOATING VAR	222
		FED HM LN PC POOL 849330 FH 05/44 FLOATING VAR	438
		FED HM LN PC POOL 849505 FH 10/44 FLOATING VAR	3,002
		FED HM LN PC POOL 849536 FH 11/44 FLOATING VAR	549
		FED HM LN PC POOL Q02552 FG 08/41 FIXED 4.5	114
		FED HM LN PC POOL Q03086 FG 09/41 FIXED 4.5	271
		FED HM LN PC POOL V80953 FG 01/44 FIXED 4.5	239
		FEDEX CORP 1998 PASS TST PASS THRU CE 07/23 6.72	351
		FED HM LN PC POOL G60034 FG 02/45 FIXED 4.5	180
		FED HM LN PC POOL G60153 FG 10/44 FIXED 4.5	363
		FED HM LN PC POOL G60384 FG 12/45 FIXED 4.5	569
		FANNIE MAE FNR 2013 106 MA	164
		FANNIEMAE ACES FNA 2014 M13 ASQ2	147
		FREDDIE MAC FHR 4283 EW	898

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	FREDDIE MAC FHR 4310 FA	$1,180
		FNMA POOL 467786 FN 04/18 FIXED 3.81	678
		FNMA POOL AL0238 FN 03/26 FIXED VAR	2,162
		FNMA POOL AL1845 FN 06/39 FLOATING VAR	81
		FNMA POOL AL3997 FN 09/41 FLOATING VAR	188
		FNMA POOL AL6209 FN 07/21 FIXED VAR	113
		FNMA POOL AL6240 FN 12/44 FLOATING VAR	1,567
		FNMA POOL AL5957 FN 05/27 FIXED VAR	479
		FNMA POOL AL7147 FN 02/45 FIXED VAR	220
		FNMA POOL AL6377 FN 01/45 FLOATING VAR	515
		FNMA POOL AL6872 FN 05/45 FLOATING VAR	608
		FNMA POOL AL7205 FN 12/29 FIXED VAR	249
		FNMA POOL AL7384 FN 09/45 FIXED VAR	430
		FNMA POOL AL9096 FN 10/42 FIXED VAR	795
		FNMA POOL AL9407 FN 09/42 FIXED VAR	240
		FNMA POOL AL8830 FN 10/34 FIXED VAR	1,113
		FNMA POOL AL8816 FN 09/45 FIXED VAR	954
		FNMA POOL AS5602 FN 08/45 FIXED 4.5	702
		FNMA POOL AW4688 FN 05/44 FLOATING VAR	223
		FANNIE MAE FNR 2005 87 FB	507
		FREDDIE MAC FHR 2957 VZ	509
		FANNIE MAE FNR 2009 66 ET	96
		FREDDIE MAC REFERENCE REMIC FHRR R008 ZA	151
		FANNIE MAE FNR 2007 50 DZ	239
		FNMA POOL 704235 FN 05/33 FIXED 5.5	66
		FNMA POOL 725228 FN 03/34 FIXED VAR	2
		FNMA POOL 725229 FN 03/34 FIXED VAR	123
		FNMA POOL 735503 FN 04/35 FIXED VAR	3
		FNMA POOL BF0045 FN 03/52 FIXED 4.5	1,001
		FNMA POOL 888368 FN 03/37 FIXED VAR	564
		FNMA POOL 888560 FN 11/35 FIXED VAR	122
		FNMA POOL 889072 FN 12/37 FIXED VAR	414
		MACYS RETAIL HLDGS INC COMPANY GUAR 04/29 6.9	85
		FNMA POOL 889984 FN 10/38 FIXED VAR	378
		FNMA POOL 965097 FN 09/38 FLOATING VAR	233
		FNMA POOL 976853 FN 11/29 FIXED 5.5	229
		FNMA POOL 995006 FN 10/38 FLOATING VAR	83
		FNMA POOL 995051 FN 03/37 FIXED VAR	98
		FNMA POOL AB1763 FN 11/30 FIXED 4	76
		FNMA POOL AB3301 FN 07/26 FIXED 4	81

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	FNMA POOL MA0792 FN 07/31 FIXED 4.5	$641
		FNMA POOL MA2118 FN 12/44 FIXED 4	599
		FNMA POOL MA2508 FN 01/36 FIXED 4	430
		FNMA POOL AD0198 FN 09/38 FIXED VAR	101
		FNMA POOL AD0244 FN 10/24 FIXED VAR	599
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/21 5.875	1,187
		HSBC HOLDINGS PLC SUBORDINATED 05/36 6.5	277
		HSBC HOLDINGS PLC SUBORDINATED 09/37 6.5	1,023
		HSBC HOLDINGS PLC SR UNSECURED 04/21 5.1	189
		HSBC HOLDINGS PLC SR UNSECURED 03/26 4.3	207
		ILLINOIS ST ILS 06/33 FIXED 5.1	464
		ILLINOIS ST ILS 03/17 FIXED 5.365	679
		ILLINOIS ST ILS 03/18 FIXED 5.665	362
		JPMORGAN CHASE + CO SUBORDINATED 05/23 3.375	498
		KINDER MORGAN ENER PART COMPANY GUAR 03/43 5	241
		KINDER MORGAN ENER PART COMPANY GUAR 02/24 4.15	710
		KINDER MORGAN ENER PART COMPANY GUAR 03/44 5.5	586
		KINDER MORGAN ENER PART COMPANY GUAR 09/44 5.4	324
		LLOYDS BANKING GROUP PLC SUBORDINATED 11/24 4.5	483
		LLOYDS BANKING GROUP PLC SUBORDINATED 03/26 4.65	203
		MACYS RETAIL HLDGS INC COMPANY GUAR 12/34 4.5	89
		MACYS RETAIL HLDGS INC COMPANY GUAR 07/24 6.65	1,217
		NEW JERSEY ST TURNPIKE AUTH NJSTRN 01/41 FIXED 7.102	455
		NOKIA OYJ SR UNSECURED 05/19 5.375	343
		NORDSTROM INC SR UNSECURED 01/18 6.25	262
		PETROLEOS MEXICANOS COMPANY GUAR 06/35 6.625	862
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 01/21 5.375	220
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 05/23 4.375	87
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 03/24 6.25	715
		PETROLEOS MEXICANOS COMPANY GUAR 01/24 4.875	436
		PETROLEOS MEXICANOS COMPANY GUAR 01/45 6.375	114
		RELX CAPITAL INC COMPANY GUAR 01/19 8.625	674
		ROYAL BK SCOTLND GRP PLC SUBORDINATED 12/23 6	545
		ROYAL BK SCOTLND GRP PLC SUBORDINATED 12/22 6.125	744
		NAVIENT CORP SR UNSECURED 06/18 8.45	571
		NAVIENT CORP SR UNSECURED 09/17 4.625	51
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	3,144
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/19 7.175	703
		TELECOM ITALIA CAPITAL COMPANY GUAR 07/36 7.2	222
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/18 6.999	320

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	TELECOM ITALIA CAPITAL COMPANY GUAR 06/38 7.721	$208
		TIME WARNER CABLE LLC SR SECURED 05/37 6.55	283
		TIME WARNER CABLE LLC SR SECURED 04/19 8.25	1,320
		TIME WARNER CABLE LLC SR SECURED 06/39 6.75	262
		TRANSCANADA TRUST COMPANY GUAR 05/75 VAR	480
		TRANSCANADA TRUST COMPANY GUAR 08/76 VAR	208
		21ST CENTURY FOX AMERICA COMPANY GUAR 03/37 6.15	176
		21ST CENTURY FOX AMERICA COMPANY GUAR 11/37 6.65	277
		UNUM GROUP SR UNSECURED 12/28 6.75	254
		UNION PACIFIC RR CO 07 3 PASS THRU CE 01/31 6.176	526
		US TREASURY N/B 09/19 0.875	913
		US TREASURY N/B 03/19 1.625	2,268
		US TREASURY N/B 09/20 1.375	989
		US TREASURY N/B 11/17 0.875	485
		US TREASURY N/B 11/20 1.625	2,286
		US TREASURY N/B 12/20 1.75	2,504
		US TREASURY N/B 09/21 1.125	1,495
		US TREASURY N/B 10/21 1.25	1,794
		US TREASURY N/B 02/18 0.75	3,991
		US TREASURY N/B 05/19 1.5	326
		US TREASURY N/B 07/19 1.625	1,435
		US TREASURY N/B 06/20 1.625	1,881
		VERIZON COMMUNICATIONS SR UNSECURED 09/43 6.55	1,343
		VERIZON COMMUNICATIONS SR UNSECURED 01/36 4.272	479
		VULCAN MATERIALS CO SR UNSECURED 06/21 7.5	465
		WELLS FARGO + COMPANY SR UNSECURED 04/21 4.6	322
		WELLS FARGO + COMPANY SUBORDINATED 07/27 4.3	489
		WELLS FARGO BANK NA SR UNSECURED 12/19 2.15	625
		WELLS FARGO BANK NA SR UNSECURED 12/19 VAR	326
		XEROX CORPORATION SR UNSECURED 02/17 6.75	527
		XEROX CORPORATION SR UNSECURED 05/21 4.5	962
		ZOETIS INC SR UNSECURED 11/20 3.45	154
		ZOETIS INC SR UNSECURED 11/25 4.5	318
		Total Dodge & Cox	101,832

	Jackson Square Partners	ABIOMED INC COMMON STOCK USD.01	1,636
		AFFILIATED MANAGERS GROUP COMMON STOCK USD.01	1,432
		ARISTA NETWORKS INC COMMON STOCK USD.0001	780
		ATHENAHEALTH INC COMMON STOCK USD.01	812

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Jackson Square Partners	BIO TECHNE CORP COMMON STOCK USD.01	$2,356
		BLACKBAUD INC COMMON STOCK USD.001	2,459
		DINEEQUITY INC COMMON STOCK USD.01	1,987
		DUNKIN BRANDS GROUP INC COMMON STOCK USD.001	2,194
		ELLIE MAE INC COMMON STOCK USD.0001	564
		EQUITY COMMONWEALTH REIT USD.01	2,892
		EXPEDITORS INTL WASH INC COMMON STOCK USD.01	1,364
		GRACO INC COMMON STOCK USD1.0	2,035
		J2 GLOBAL INC COMMON STOCK USD.01	2,644
		LENDINGCLUB CORP COMMON STOCK USD.01	788
		LENDINGTREE INC COMMON STOCK USD.01	1,300
		LIBERTY TRIPADVISOR HDG A COMMON STOCK USD.01	1,790
		MSCI INC COMMON STOCK USD.01	1,511
		NIC INC COMMON STOCK	808
		OUTFRONT MEDIA INC REIT USD.01	1,956
		PANDORA MEDIA INC COMMON STOCK USD.0001	1,666
		PAYCOM SOFTWARE INC COMMON STOCK USD.01	1,083
		QUOTIENT TECHNOLOGY INC COMMON STOCK USD.00001	513
		SALLY BEAUTY HOLDINGS INC COMMON STOCK USD.01	2,710
		SHUTTERSTOCK INC COMMON STOCK USD.01	972
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	1,674
		VERIFONE SYSTEMS INC COMMON STOCK USD.01	1,366
		WISDOMTREE INVESTMENTS INC COMMON STOCK USD.01	835
		YELP INC COMMON STOCK USD.000001	1,247
		ZEBRA TECHNOLOGIES CORP CL A COMMON STOCK USD.01	2,415
		LOGITECH INTERNATIONAL REG COMMON STOCK CHF.25	2,304
		SWISS FRANC	96
		CORE LABORATORIES N.V. COMMON STOCK EUR.02	1,462
		Total Jackson Square Partners	49,651

	Westwood Group	AMC NETWORKS INC A COMMON STOCK	492
		ALBEMARLE CORP COMMON STOCK USD.01	1,082
		ALEXANDRIA REAL ESTATE EQUIT REIT USD.01	997
		ALLIANT ENERGY CORP COMMON STOCK USD.01	1,125
		AVNET INC COMMON STOCK USD1.0	1,124
		BOOZ ALLEN HAMILTON HOLDINGS COMMON STOCK USD.01	1,313
		BRANDYWINE REALTY TRUST REIT USD.01	1,114

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Westwood Group	BROADRIDGE FINANCIAL SOLUTIO COMMON STOCK USD.01	$1,041
		CABLE ONE INC COMMON STOCK USD.01	1,104
		CHEMICAL FINANCIAL CORP COMMON STOCK USD1.0	1,098
		CLUBCORP HOLDINGS INC COMMON STOCK USD.01	530
		COLUMBIA SPORTSWEAR CO COMMON STOCK	499
		COOPER COS INC/THE COMMON STOCK USD.1	1,032
		CURTISS WRIGHT CORP COMMON STOCK USD1.0	726
		DIAMONDBACK ENERGY INC COMMON STOCK USD.01	1,031
		EAGLE MATERIALS INC COMMON STOCK USD.01	778
		EDGEWELL PERSONAL CARE CO COMMON STOCK USD.01	518
		ENERGIZER HOLDINGS INC COMMON STOCK	946
		EQUIFAX INC COMMON STOCK USD1.25	899
		FLIR SYSTEMS INC COMMON STOCK USD.01	1,122
		FLOWERS FOODS INC COMMON STOCK USD.01	597
		GREAT WESTERN BANCORP INC COMMON STOCK USD.01	1,127
		HANESBRANDS INC COMMON STOCK USD.01	440
		HIGHWOODS PROPERTIES INC REIT USD.01	724
		HOME BANCSHARES INC COMMON STOCK USD.01	1,100
		HUBBELL INC COMMON STOCK USD.01	808
		HUDSON PACIFIC PROPERTIES IN REIT USD.01	546
		HUNTINGTON INGALLS INDUSTRIE COMMON STOCK USD.01	1,124
		IDACORP INC COMMON STOCK	1,168
		INTERFACE INC COMMON STOCK USD.1	856
		J + J SNACK FOODS CORP COMMON STOCK	865
		J2 GLOBAL INC COMMON STOCK USD.01	1,317
		KAPSTONE PAPER AND PACKAGING COMMON STOCK USD.0001	1,129
		HERMAN MILLER INC COMMON STOCK USD.2	552
		NORTHWESTERN CORP COMMON STOCK USD.01	978
		OSI SYSTEMS INC COMMON STOCK	929
		PS BUSINESS PARKS INC/CA REIT USD.01	1,072
		PARSLEY ENERGY INC CLASS A COMMON STOCK USD.01	1,036
		PATTERSON COS INC COMMON STOCK USD.01	1,096
		PERKINELMER INC COMMON STOCK USD1.0	751
		POLYONE CORPORATION COMMON STOCK USD.01	961
		PREMIER INC CLASS A COMMON STOCK USD.01	744
		RSP PERMIAN INC COMMON STOCK USD.01	1,120
		SENSIENT TECHNOLOGIES CORP COMMON STOCK USD.1	788
		STAG INDUSTRIAL INC REIT USD.01	839
		TELEFLEX INC COMMON STOCK USD1.0	1,064
		WESTERN ALLIANCE BANCORP COMMON STOCK USD.0001	1,364

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Westwood Group	WINTRUST FINANCIAL CORP COMMON STOCK	$1,154
		WOODWARD INC COMMON STOCK USD.00292	628
		ZIONS BANCORPORATION COMMON STOCK	1,128
		AMDOCS LTD COMMON STOCK GBP.0001	1,328
		CARDTRONICS PLC A COMMON STOCK	644
		HELEN OF TROY LTD COMMON STOCK USD.1	895
		STERIS PLC COMMON STOCK	553
		XL GROUP LTD COMMON STOCK	1,166
		Total Westwood Group	51,158

	Next Century	ABIOMED INC COMMON STOCK USD.01	1,675
		ACACIA COMMUNICATIONS INC COMMON STOCK USD.0001	315
		ALIGN TECHNOLOGY INC COMMON STOCK USD.0001	1,518
		APOGEE ENTERPRISES INC COMMON STOCK USD.333	973
		ASTEC INDUSTRIES INC COMMON STOCK USD.2	267
		BOX INC CLASS A COMMON STOCK USD.0001	477
		CARDIOVASCULAR SYSTEMS INC COMMON STOCK	971
		CASEY S GENERAL STORES INC COMMON STOCK NPV	542
		COGNEX CORP COMMON STOCK USD.002	1,021
		COHERENT INC COMMON STOCK USD.01	537
		COSTAR GROUP INC COMMON STOCK USD.01	1,503
		DR HORTON INC COMMON STOCK USD.01	683
		DEXCOM INC COMMON STOCK USD.001	231
		DIAMONDBACK ENERGY INC COMMON STOCK USD.01	559
		DYCOM INDUSTRIES INC COMMON STOCK USD.333	1,202
		EAGLE MATERIALS INC COMMON STOCK USD.01	1,646
		ELECTRONICS FOR IMAGING COMMON STOCK USD.01	500
		ELLIE MAE INC COMMON STOCK USD.0001	510
		EURONET WORLDWIDE INC COMMON STOCK USD.02	1,145
		FIVE BELOW COMMON STOCK USD.01	871

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Next Century	GRANITE CONSTRUCTION INC COMMON STOCK USD.01	$488
		GUIDEWIRE SOFTWARE INC COMMON STOCK USD.0001	870
		HEALTHEQUITY INC COMMON STOCK USD.0001	1,588
		HUNT (JB) TRANSPRT SVCS INC COMMON STOCK USD.01	1,019
		KANSAS CITY SOUTHERN COMMON STOCK USD.01	543
		KNIGHT TRANSPORTATION INC COMMON STOCK USD.01	1,208
		MACOM TECHNOLOGY SOLUTIONS H COMMON STOCK USD.001	477
		MARKETAXESS HOLDINGS INC COMMON STOCK USD.003	1,702
		MEDPACE HOLDINGS INC COMMON STOCK USD.01	530
		NEVRO CORP COMMON STOCK USD.001	1,237
		NXSTAGE MEDICAL INC COMMON STOCK USD.001	549
		OCLARO INC COMMON STOCK USD.01	883
		OLLIE S BARGAIN OUTLET HOLDI COMMON STOCK USD.001	589
		ON ASSIGNMENT INC COMMON STOCK USD.01	630
		PAYCOM SOFTWARE INC COMMON STOCK USD.01	582
		PENUMBRA INC COMMON STOCK USD.001	847
		PRIMORIS SERVICES CORP COMMON STOCK USD.0001	250
		PROOFPOINT INC COMMON STOCK USD.0001	918
		Q2 HOLDINGS INC COMMON STOCK USD.0001	1,002
		QUANTA SERVICES INC COMMON STOCK USD.00001	136
		QUOTIENT TECHNOLOGY INC COMMON STOCK USD.00001	1,138
		SLM CORP COMMON STOCK USD.2	344
		SHOPIFY INC CLASS A COMMON STOCK	1,650
		SPORTSMAN S WAREHOUSE HOLDIN COMMON STOCK USD.01	115
		STAMPS.COM INC COMMON STOCK USD.001	1,268
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	2,286
		SUMMIT MATERIALS INC CL A COMMON STOCK USD.01	772
		TALEND SA ADR ADR	490
		ULTA SALON COSMETICS + FRAGR COMMON STOCK USD.01	519
		ULTIMATE SOFTWARE GROUP INC COMMON STOCK USD.01	956
		VEEVA SYSTEMS INC CLASS A COMMON STOCK USD.00001	1,561
		WABCO HOLDINGS INC COMMON STOCK USD.01	513
		WAGEWORKS INC COMMON STOCK USD.001	1,274
		XACTLY CORP COMMON STOCK USD.001	490
		ZOE S KITCHEN INC COMMON STOCK USD.01	692
		ESSENT GROUP LTD COMMON STOCK USD.015	1,338
		HORIZON PHARMA PLC COMMON STOCK USD.0001	670
		Total Next Century	49,269

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	ACCO BRANDS CORP COMMON STOCK USD.01	$71
		AMAG PHARMACEUTICALS INC COMMON STOCK USD.01	239
		AARON S INC COMMON STOCK USD.5	515
		AEGION CORP COMMON STOCK USD.01	595
		ADVANCED ENERGY INDUSTRIES COMMON STOCK USD.001	77
		AIR TRANSPORT SERVICES GROUP COMMON STOCK USD.01	55
		ALLEGHANY CORP COMMON STOCK USD1.0	522
		AMERICAN ASSETS TRUST INC REIT USD.01	121
		AMERICAN AXLE + MFG HOLDINGS COMMON STOCK USD.01	175
		AMERICAN FINANCIAL GROUP INC COMMON STOCK	615
		AMERICAN HOMES 4 RENT A REIT USD.01	289
		AMKOR TECHNOLOGY INC COMMON STOCK USD.001	262
		ANIKA THERAPEUTICS INC COMMON STOCK USD.01	194
		APPLIED GENETIC TECHNOLOGIES COMMON STOCK USD.001	175
		ARCHROCK INC COMMON STOCK USD.01	158
		ARMADA HOFFLER PROPERTIES IN REIT USD.01	111
		ASHFORD HOSPITALITY TRUST REIT USD.01	660
		ASPEN TECHNOLOGY INC COMMON STOCK USD.1	636
		ATWOOD OCEANICS INC COMMON STOCK USD1.0	222
		AVIS BUDGET GROUP INC COMMON STOCK USD.01	82
		BWX TECHNOLOGIES INC COMMON STOCK USD.01	229
		BANC OF CALIFORNIA INC COMMON STOCK USD.01	241
		BILL BARRETT CORP COMMON STOCK USD.001	226
		BERKSHIRE HILLS BANCORP INC COMMON STOCK USD.01	358
		BIG LOTS INC COMMON STOCK USD.01	172
		BLACK BOX CORP COMMON STOCK USD.001	232
		BRISTOW GROUP INC COMMON STOCK USD.01	80
		CBL + ASSOCIATES PROPERTIES REIT USD.01	606
		CRA INTERNATIONAL INC COMMON STOCK	33
		CABOT CORP COMMON STOCK USD1.0	129
		CAPELLA EDUCATION CO COMMON STOCK USD.01	344
		CELESTICA INC COMMON STOCK NPV	220
		CENTRAL PACIFIC FINANCIAL CO COMMON STOCK	656
		CHILDREN S PLACE INC/THE COMMON STOCK USD.1	80
		CONSOL ENERGY INC COMMON STOCK USD.01	259
		COOPER TIRE + RUBBER COMMON STOCK USD1.0	467
		CUSTOMERS BANCORP INC COMMON STOCK USD1.0	311
		DHI GROUP INC COMMON STOCK USD.01	209
		DEAN FOODS CO COMMON STOCK USD.01	647
		DIAMONDROCK HOSPITALITY CO REIT USD.01	287

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	DIGITALGLOBE INC COMMON STOCK USD.001	$530
		DOMINION DIAMOND CORP COMMON STOCK	523
		DRIL QUIP INC COMMON STOCK USD.01	162
		DUPONT FABROS TECHNOLOGY REIT USD.001	132
		EL PASO ELECTRIC CO COMMON STOCK	287
		EMCOR GROUP INC COMMON STOCK USD.01	69
		EMERGENT BIOSOLUTIONS INC COMMON STOCK USD.001	42
		ENANTA PHARMACEUTICALS INC COMMON STOCK USD.01	231
		ENOVA INTERNATIONAL INC COMMON STOCK USD.00001	36
		ENTERPRISE FINANCIAL SERVICE COMMON STOCK USD.01	200
		ETHAN ALLEN INTERIORS INC COMMON STOCK USD.01	574
		EXTREME NETWORKS INC COMMON STOCK USD.001	189
		FEDERAL AGRIC MTG CORP CL C COMMON STOCK USD1.0	479
		FIFTH STREET FINANCE CORP COMMON STOCK USD.01	181
		FINANCIAL INSTITUTIONS INC COMMON STOCK USD.01	257
		FIRST FINANCIAL BANCORP COMMON STOCK	98
		FIRST POTOMAC REALTY TRUST REIT USD.001	162
		FLAGSTAR BANCORP INC COMMON STOCK USD.01	577
		FRANCESCAS HOLDINGS CORP COMMON STOCK USD.01	233
		GAMCO INVESTORS INC A COMMON STOCK USD.001	137
		GANNETT CO INC COMMON STOCK USD.01	211
		GENERAL COMMUNICATION INC A COMMON STOCK	65
		GENWORTH FINANCIAL INC CL A COMMON STOCK USD.001	93
		GLOBAL BRASS + COPPER HOLDIN COMMON STOCK USD.01	174
		GOODYEAR TIRE + RUBBER CO COMMON STOCK	68
		HCI GROUP INC COMMON STOCK	229
		HALYARD HEALTH INC COMMON STOCK USD.01	36
		HANOVER INSURANCE GROUP INC/ COMMON STOCK USD.01	592
		HAWAIIAN HOLDINGS INC COMMON STOCK USD.01	313
		HERITAGE INSURANCE HOLDINGS COMMON STOCK USD.0001	45
		HERSHA HOSPITALITY TRUST REIT USD.01	147
		HOMETRUST BANCSHARES INC COMMON STOCK	118
		HOSPITALITY PROPERTIES TRUST REIT USD.01	558
		HUNTINGTON INGALLS INDUSTRIE COMMON STOCK USD.01	354
		INDEPENDENT BANK CORP MICH COMMON STOCK USD1.0	300
		INNOPHOS HOLDINGS INC COMMON STOCK USD.001	254
		INVESTMENT TECHNOLOGY GROUP COMMON STOCK USD.01	91
		JAKKS PACIFIC INC COMMON STOCK USD.001	87
		JETBLUE AIRWAYS CORP COMMON STOCK USD.01	190
		JUST ENERGY GROUP INC COMMON STOCK	144

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	KOPPERS HOLDINGS INC COMMON STOCK USD.01	$191
		KULICKE + SOFFA INDUSTRIES COMMON STOCK	467
		LEAR CORP COMMON STOCK USD.01	171
		MSG NETWORKS INC A COMMON STOCK USD.01	405
		MYR GROUP INC/DELAWARE COMMON STOCK USD.01	616
		MACK CALI REALTY CORP REIT USD.01	705
		MANPOWERGROUP INC COMMON STOCK USD.01	66
		MATRIX SERVICE CO COMMON STOCK USD.01	108
		MEDIFAST INC COMMON STOCK USD.001	357
		MERCER INTERNATIONAL INC COMMON STOCK USD1.0	166
		META FINANCIAL GROUP INC COMMON STOCK USD.01	332
		MYERS INDUSTRIES INC COMMON STOCK	153
		NRG ENERGY INC COMMON STOCK USD.01	246
		NATIONAL BANK HOLD CL A COMMON STOCK	542
		NATIONSTAR MORTGAGE HOLDINGS COMMON STOCK USD.01	77
		NAVIENT CORP COMMON STOCK USD.01	147
		NEW MEDIA INVESTMENT GROUP COMMON STOCK USD.01	117
		NEW SENIOR INVESTMENT GROUP REIT	438
		NEXPOINT RESIDENTIAL REIT USD.01	52
		NORTHSTAR REALTY FINANCE REIT USD.01	35
		OFG BANCORP COMMON STOCK USD1.0	369
		OLYMPIC STEEL INC COMMON STOCK	112
		OMEGA PROTEIN CORP COMMON STOCK USD.01	360
		OWENS CORNING COMMON STOCK USD.001	578
		PICO HOLDINGS INC COMMON STOCK USD.001	100
		PNM RESOURCES INC COMMON STOCK	312
		PEAPACK GLADSTONE FINL CORP COMMON STOCK	98
		PIEDMONT OFFICE REALTY TRU A REIT USD.01	350
		PINNACLE WEST CAPITAL COMMON STOCK	206
		PINNACLE ENTERTAINMENT INC COMMON STOCK USD.01	146
		PIONEER ENERGY SERVICES CORP COMMON STOCK USD.1	75
		PIPER JAFFRAY COS COMMON STOCK USD.01	404
		POPULAR INC COMMON STOCK USD.01	742
		PORTLAND GENERAL ELECTRIC CO COMMON STOCK	536
		PREFERRED APARTMENT COMMUN A REIT USD.01	540
		QUANTA SERVICES INC COMMON STOCK USD.00001	716
		RMR GROUP INC/THE A COMMON STOCK	190
		RPX CORP COMMON STOCK USD.0001	480
		RADIAN GROUP INC COMMON STOCK USD.001	392
		REGIONAL MANAGEMENT CORP COMMON STOCK USD.1	311

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	REINSURANCE GROUP OF AMERICA COMMON STOCK USD.01	$826
		RELIANCE STEEL + ALUMINUM COMMON STOCK	351
		RENEWABLE ENERGY GROUP INC COMMON STOCK USD.0001	395
		RENT A CENTER INC COMMON STOCK USD.01	290
		RESOLUTE FOREST PRODUCTS COMMON STOCK USD.001	107
		RETROPHIN INC COMMON STOCK USD.0001	88
		RETAILMENOT INC COMMON STOCK USD.001	413
		REX AMERICAN RESOURCES CORP COMMON STOCK USD.01	632
		RUBICON PROJECT INC/THE COMMON STOCK USD.00001	61
		SANDERSON FARMS INC COMMON STOCK USD1.0	188
		SCHWEITZER MAUDUIT INTL INC COMMON STOCK USD.1	113
		SENIOR HOUSING PROP TRUST REIT USD.01	55
		SOUTHWEST GAS HOLDINGS INC COMMON STOCK USD1.0	360
		SPARTON CORP COMMON STOCK USD1.25	52
		SPIRIT AEROSYSTEMS HOLD CL A COMMON STOCK USD.01	632
		SPIRIT AIRLINES INC COMMON STOCK USD.0001	612
		STEEL DYNAMICS INC COMMON STOCK USD.005	103
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	495
		STRAYER EDUCATION INC COMMON STOCK USD.01	64
		SWIFT TRANSPORTATION CO COMMON STOCK USD.001	132
		SYNOPSYS INC COMMON STOCK USD.01	145
		TAKE TWO INTERACTIVE SOFTWRE COMMON STOCK USD.01	366
		TAUBMAN CENTERS INC REIT USD.01	623
		TERADYNE INC COMMON STOCK USD.125	441
		TIME INC COMMON STOCK USD.01	427
		TRIUMPH GROUP INC COMMON STOCK USD.001	85
		UGI CORP COMMON STOCK	787
		UNION BANKSHARES CORP COMMON STOCK USD1.33	125
		UNITED THERAPEUTICS CORP COMMON STOCK USD.01	724
		UNIVERSAL CORP/VA COMMON STOCK	88
		UNIVERSAL INSURANCE HOLDINGS COMMON STOCK USD.01	267
		VANDA PHARMACEUTICALS INC COMMON STOCK USD.001	534
		VECTREN CORP COMMON STOCK	560
		VISHAY INTERTECHNOLOGY INC COMMON STOCK USD.1	695
		VISTEON CORP COMMON STOCK	576
		VOYA FINANCIAL INC COMMON STOCK USD.01	600
		WABASH NATIONAL CORP COMMON STOCK USD.01	318
		WALKER + DUNLOP INC COMMON STOCK	439
		WASHINGTON PRIME GROUP INC REIT USD.0001	522
		WEB.COM GROUP INC COMMON STOCK USD.001	540

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	WESTMORELAND COAL CO COMMON STOCK USD2.5	$178
		XENIA HOTELS + RESORTS INC REIT USD.01	687
		ZIX CORP COMMON STOCK USD.01	119
		EURONAV NV COMMON STOCK NPV	328
		ASPEN INSURANCE HOLDINGS LTD COMMON STOCK USD.001514456	725
		ASSURED GUARANTY LTD COMMON STOCK USD.01	757
		AXIS CAPITAL HOLDINGS LTD COMMON STOCK USD.0125	188
		COSAN LTD CLASS A SHARES COMMON STOCK USD.01	221
		ENSCO PLC CL A COMMON STOCK USD.1	80
		EVEREST RE GROUP LTD COMMON STOCK USD.01	662
		NABORS INDUSTRIES LTD COMMON STOCK USD.001	279
		ROWAN COMPANIES PLC A COMMON STOCK USD.125	439
		TSAKOS ENERGY NAVIGATION LTD COMMON STOCK USD1.0	32
		VALIDUS HOLDINGS LTD COMMON STOCK USD.175	716
		ALTISOURCE PORTFOLIO SOL COMMON STOCK USD1.0	165
		ORION ENGINEERED CARBONS SA COMMON STOCK	234
		TRINSEO SA COMMON STOCK USD.01	616
		MAGICJACK VOCALTEC LTD COMMON STOCK ILS.65	101
		SYNERON MEDICAL LTD COMMON STOCK USD1.0	165
		CONSTELLIUM NV CLASS A COMMON STOCK EUR.02	38
		ORTHOFIX INTERNATIONAL NV COMMON STOCK USD.1	145
		COPA HOLDINGS SA CLASS A COMMON STOCK	99
		AEGEAN MARINE PETROLEUM NETW COMMON STOCK USD.01	244
		DHT HOLDINGS INC COMMON STOCK USD.01	248
		NAVIGATOR HOLDINGS LTD COMMON STOCK	30
		Total AJO Partners	55,458

	Loomis Sayles	ALIBABA GROUP HOLDING SP ADR ADR USD.000025	6,846
		ALPHABET INC CL C COMMON STOCK USD.001	3,871
		ALPHABET INC CL A COMMON STOCK USD.001	3,856
		AMAZON.COM INC COMMON STOCK USD.01	9,262
		AMERICAN EXPRESS CO COMMON STOCK USD.2	2,191
		AMGEN INC COMMON STOCK USD.0001	2,887
		ANALOG DEVICES INC COMMON STOCK USD.167	701
		AUTODESK INC COMMON STOCK USD.01	4,562
		AUTOMATIC DATA PROCESSING COMMON STOCK USD.1	1,438
		CERNER CORP COMMON STOCK USD.01	3,124

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2016	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Loomis Sayles	CISCO SYSTEMS INC COMMON STOCK USD.001	$7,239
		COCA COLA CO/THE COMMON STOCK USD.25	4,753
		DANONE SPONS ADR ADR	4,678
		DEERE + CO COMMON STOCK USD1.0	3,836
		EXPEDITORS INTL WASH INC COMMON STOCK USD.01	4,586
		FACEBOOK INC A COMMON STOCK USD.000006	8,316
		FACTSET RESEARCH SYSTEMS INC COMMON STOCK USD.01	2,738
		MERCK + CO. INC. COMMON STOCK USD.5	1,995
		MICROSOFT CORP COMMON STOCK USD.00000625	4,065
		MONSTER BEVERAGE CORP COMMON STOCK	5,779
		NOVARTIS AG SPONSORED ADR ADR	3,067
		NOVO NORDISK A/S SPONS ADR ADR	4,452
		ORACLE CORP COMMON STOCK USD.01	6,339
		PROCTER + GAMBLE CO WHEN DIS COMMON STOCK	4,831
		QUALCOMM INC COMMON STOCK USD.0001	6,623
		REGENERON PHARMACEUTICALS COMMON STOCK USD.001	4,190
		SEI INVESTMENTS COMPANY COMMON STOCK USD.01	$4,498
		SCHLUMBERGER LTD COMMON STOCK USD.01	3,898
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	2,611
		UNITED PARCEL SERVICE CL B COMMON STOCK USD.01	4,209
		VARIAN MEDICAL SYSTEMS INC COMMON STOCK USD1.0	3,314
		VISA INC CLASS A SHARES COMMON STOCK USD.0001	7,109
		YUM BRANDS INC COMMON STOCK	2,663
		YUM CHINA HOLDINGS INC COMMON STOCK USD.01	1,622
		Total Loomis Sayles	146,149

		Grand Total	$601,725

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 28, 2017

EDISON 401 (K) SAVINGS PLAN

By:	/s/ Jacqueline Trapp
Jacqueline Trapp
Chair of the Southern California Edison Company
Benefits Committee